UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D C.  20549
                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                 Commission file number   1-9681

(Check One):
[     ]   Form 10-K
[     ]   Form 20-F
[     ]   Form 11-K
[ X ]     Form 10-Q
[     ]   Form N-SAR

For Period Ended:   May 26, 2001

[     ]   Transition Report on Form 10-K
[     ]   Transition Report on Form 20-F
[     ]   Transition Report on Form 11-K
[     ]   Transition Report on Form 10-Q
[     ]   Transition Report on Form N-SAR

For the Transition Period Ended:   N/A
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NOTHING  IN  THIS  FORM  SHALL BE CONSTRUED  TO  IMPLY  THAT  THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If  the  notification relates to a portion of the filing  checked above, identify the items(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Jennifer Convertibles, Inc.
Full Name of Registrant


Former Name if Applicable

419 Crossways Park Drive
Address of Principal Executive Office (Street and Number)

Woodbury, New York  11797
City, State and Zip Code

PART II - RULES 12b-25  (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]     (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

[ X ]     (b)   The  subject  annual report, semi-annual  report,
          transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[     ]   (c)    The  accountant's  statement  or  other  exhibit
          required  by  Rule  12b-25(c)  has  been  attached   if
          applicable.

PART III - NARRATIVE

State  below in reasonable detail the reasons why the Form  10-K,
11-K,  10-Q, N-SAR, or the transition report or portion  thereof,
could  not  be filed within the prescribed time period.   (Attach
Extra Sheets if Needed)

We are seeking to resolve and report on a series of agreements designed to settle the derivative action among the private company, certain of our current and former officers and directors and accounting firms and us.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Harley  J. Greenfield                    (516) 496-1900 extension
3226
Name                          Area Code and Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
[ X ]     Yes  [   ]     No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the
subject         report         or        portion         thereof?
[    ]    Yes  [ X ]     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          JENNIFER CONVERTIBLES, INC.


July   9,   2001                        By:  /s/      Harley   J.
Greenfield
                              Harley  J. Greenfield, Chairman  of
                              the   Board   and  Chief  Executive
                              Officer

July   9,  2001                        By:  /s/       Rami  Abada
Rami, Abada, Interim Chief Financial Officer




                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).


                      GENERAL INSTRUCTIONS

1. This form is required by Rule 12-b-25 (17 CFR 240.12B-25) of the General Rules and Requlations under the Securities Exchange
  Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 03 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.    Amendments to the notification must also be filed  on  Form
  12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5.     Electronic  Filers.   This  form  shall  not  be  used  by
  electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T.